50 9/5/03



SEC MAIL PROCESSING
RECEIVED
AUG 29 2003
WASH. D.C. 187 SECTION



03051681

ES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 9-4-03

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SEC FILE NUMBER
~~8-39081~~

8-48544

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WINKLEVOSS INSURANCE CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 WEST PUTNAM AVENUE
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD WINKLEVOSS — 203-861-5550
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ALLEN & COMPANY
(Name — *if individual, state last, first, middle name*)

21 WEST PUTNAM AVENUE	GREENWICH	CT	06830
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, HOWARD WINKLEVOSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINKLEVOSS INSURANCE CORPORATION, as of JUNE 30, 2003, 19XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

BÁRBARA D. SISKO
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2004

Bárbara D. Sisko
Notary Public

Howard Winklevoss
Signature

Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
AUG 2 9 2003
WASH. D.C.
187
SECTION

WINKLEVOSS INSURANCE CORPORATION

FINANCIAL REPORT

YEAR ENDED JUNE 30, 2003
AND
REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WINKLEVOSS INSURANCE CORPORATION

FINANCIAL REPORT

Table of Contents

ARTHUR ALLEN & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS
21 WEST PUTNAM AVENUE
GREENWICH, CONNECTICUT 06830

J. THEODORE ALLEN, CPA
STEPHEN SERWATKA, CPA
RICHARD PAUKNER, CPA

(203) 869-6060
FAX (203) 869-1712

Board of Directors
Winklevoss Insurance Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Winklevoss Insurance Corporation as of June 30, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During the year ended June 30, 2003, Winklevoss Insurance Corporation contracted for administrative services through Winklevoss Consultants, Inc., the sole stockholder and Winklevoss, LLC, a related party. Although Winklevoss Insurance Corporation has stated in Note 4 to the financial statements that such agreement was made at terms that would have been equivalent to an arms-length transaction, the Company has been unable to substantiate that representation as required by generally accepted accounting principles.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Winklevoss Insurance Corporation as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Arthur Allen & Co LLC

August 18, 2003

WINKLEVOSS INSURANCE CORPORATION
BALANCE SHEET
JUNE 30, 2003

ASSETS

Current Assets		
Cash	$	175,158
Accounts receivable - trade		6,699
- affiliate		38,197
Prepaid expenses		2,149
Securities available for sale (Note 6)		1,087
Total Current Assets		223,290
Other Assets		
Loan to affiliate		310,136
Organization costs - net of accumulated amortization (Notes 1E and 5)		1,720
		311,856
Total Assets	$	535,146

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable - trade	$	7,773
Stockholder's Equity		
Common stock - 3,000 shares authorized, issued and outstanding at $.01 par value		30
Additional paid-in capital (Note 4)		117,166
Retained earnings		410,177
		527,373
Total Liabilities and Stockholder's Equity	$	535,146

WINKLEVOSS INSURANCE CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2003

Revenues	
Contract fees and commissions	$ 2,306,390
Expenses	
Management fees (Note 4)	1,332,628
Bad debt (Note 9)	411,500
Custodial fees	28,117
License and regulatory fees	27,490
Professional fees	72,142
Interest	12,818
Amortization (Note 1E)	1,720
Other operating expenses	1,812
	1,888,227
Operating income	418,163
Other income - interest	3,303
- unrealized loss on investments	(2,213)
Income before provision for taxes	419,253
Provision for income and franchise taxes (Note 1D)	19,813
Net Income	$ 399,440

WINKLEVOSS INSURANCE CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock		Additional	Retained	Total
	Shares	Amount	Paid in Capital	Earnings (Deficit)	Equity
Balance - June 30, 2002	3,000	$ 30	$ 117,166	$ 10,737	$127,933
Net income FYE June 30, 2003	-	-	-	399,440	399,440
Balance - June 30, 2003	3,000	$ 30	$ 117,166	$410,177	$527,373

See accompanying notes to

WINKLEVOSS INSURANCE CORPORATION
STATEMENT OF CASH FLOWS (NOTES 1C AND 2)
FOR THE YEAR ENDED JUNE 30, 2003

Cash Flows Provided (Used) in Operating Activities:		
Net income	$	399,440
Adjustments to reconcile net income to net cash used in operating activities:		
Unrealized loss on investments		2,213
Amortization		1,720
Decrease in trade receivables		87,500
Increase in receivable from affiliate		(25,146)
Increase in prepaid expenses		(2,149)
Decrease in accounts payable		(1,732)
Net cash provided by operating activities		461,846
Cash Flows Provided (Used) in Investing Activities:		-
Cash Flows Provided (Used) in Financing Activities:		
Loan to affiliate		(310,136)
Net increase in cash		151,710
Cash - beginning of year		23,448
Cash - end of year	$	175,158

See accompanying notes to financial statements

WINKLEVOSS INSURANCE CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

1. Summary of Significant Accounting Policies

(A) Nature of Operations

Winklevoss Insurance Corporation (the "Company") is a NASD registered broker-dealer and licensed insurance agency in the business of advising corporations, banks and other persons in the private placement of sophisticated variable insurance products and securities. The Company neither receives client money nor holds such money in client accounts and is, therefore, a limited broker-dealer. The Company was incorporated and commenced operations on March 14, 1994.

The Company operates under the control of Winklevoss LLC, an affiliated entity under common ownership. Virtually all of the Company's operating expenses, including labor, rent and overhead expenses are provided by Winklevoss LLC and billed by Winklevoss LLC to the Company as a management fee pursuant to terms set forth in an agreement dated July 1, 2002. (See Note 4)

(B) Revenue Recognition

Revenue from client variable life insurance contracts involving fee sharing arrangements with money managers is recognized as earned monthly. Insurance commissions earned from client variable life insurance contracts are also recognized monthly. Invoices associated with these revenues are issued monthly, quarterly or annually depending on the terms of the specific contract.

(C) Cash Equivalents

For purposes of reporting cash flow, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

(D) Income Taxes

Effective July 1, 2002, the Company has elected, for Federal and State income tax purposes, to be taxed as a qualified subchapter S subsidiary ("Q-Sub"). As a Q-Sub, the Company's results of operations are reported on its parent corporation's income tax return. Accordingly no

provision for current year taxes is required for the year ended June 30, 2003.

(E) Amortization

The Company has elected to amortize its organization costs over a 60 month period using the straight line method.

(F) Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(G) Concentration of Risk

Accounts on deposit in banks are insured up to the federal limit. The balances, at times, may exceed the federally insured limits.

As of January 1, 2003, all gross revenues were derived solely from three clients of the Company.

2. Statement of Cash Flows

The Company has paid $19,813 of corporate income and franchise taxes in the year ended June 30, 2003, all of which is associated with amended tax returns relating to a prior tax year ended June 30, 2001. The Company paid $12,818 in interest expense in the year ended June 30, 2003.

3. Capital Requirements

The Corporation is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

WINKLEVOSS INSURANCE CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. At June 30, 2003, the computation of net capital, minimum net capital and the ratio of Aggregate Indebtedness to Net Capital was as follows:

	June 30, 2003
Total Stockholder's Equity	$527,373
Non-allowable Assets and Other Deductions	
Net organizational costs	1,720
Securities haircuts	-
Securities available for sale	1,087
Non-allowable trade accounts receivable	6,699
Non-allowable receivable from affiliate	38,197
Non-allowable prepaid expenses	2,149
Non-allowable loan to affiliate	310,136
Total Deductions	359,988
Net Capital	$ 167,385
Amounts included in Total Liabilities which Represent Aggregate Indebtedness	7,773
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Capital in Excess of Minimum Requirement	$ 162,385
Ratio of Aggregate Indebtedness to Net Capital	4.64%

This independent calculation did not materially differ from the client's calculation.

4. Related Party Transactions/Management Fees

The Company is involved in the following related party transactions:

The Company is wholly owned (100%) by Winklevoss Consultants, Inc.

Prior to July 1, 1999, Company expenses were paid under an agreement with Winklevoss Consultants, Inc., which the Company had the option to either pay back or accept as a capital contribution. The Company has elected to treat $117,166 as additional paid-in capital.

The Company is party to an agreement with an affiliated entity, Winklevoss LLC. The agreement, dated July 1, 2002 states that all management, infrastructure, and operating expenses are to be provided by Winklevoss LLC and billed to the Company as a management fee. The agreement provides a limit or cap on the expenses as an annual amount not to exceed 99% of the Company's annual revenues. Interest at 1% per month is to be charged on late payments. Management fees of $1,332,628 were billed for the year ended June 30, 2003.

Pursuant to quarterly agreements dated September 30, 2002 and December 31, 2002, the Company has assigned virtually all of its third party trade accounts receivable to Winklevoss LLC in satisfaction of the management fee liability. A total of $1,307,773 was assigned by the Company to Winklevoss LLC in fiscal 2003. In addition, $50,000 was paid by the Company to Winklevoss LLC during fiscal 2003 resulting in a net receivable from Winklevoss LLC at June 30, 2003 of $38,197.

5. Organization Costs

Organization costs of $8,600 have been capitalized and amortized. Accumulated amortization at June 30, 2003 is $6,880.

WINKLEVOSS INSURANCE CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

6. Securities Available for Sale

The Company owns marketable stock warrants acquired April 11, 2000, which are classified as securities available for sale and are reported at fair value. At June 30, 2003 the cost of these securities was $2,475.

7. Lease Commitments

The Company had no lease obligations for office space or equipment at June 30, 2003.

8. Securities Dealer Blanket Bond

The Company is covered by a Securities Dealer Blanket Bond issued by the National Union Fire Insurance Company of Pittsburgh, PA. The liability limit of the bond is $30,000 with a $5,000 deductible. The current contract expires November 1, 2003.

9. Bad Debt Expense

The Company is involved in a contract dispute that has resulted in the writeoff of $411,500 of unbilled associated fees which the Company believes will not be collected. The $411,500 of bad debt expense represents all of the fiscal 2003 revenue associated with this specific client contract.

10. Commitments and Contingencies

During the year ended June 30, 2003, Winklevoss LLC entered into employment contracts with two individuals that work exclusively for the Company. Those contracts require minimum future salary payments as follows:

Year ended June 30, 2004	$ 150,000


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2003
WASH., D.C.
187
SECTION

WINKLEVOSS INSURANCE CORPORATION

(S.E.C. I.D. NO. 39081)

FINANCIAL STATEMENTS FOR THE
YEARS ENDED JUNE 30, 2003
AND OPINION OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ARTHUR ALLEN & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS
21 WEST PUTNAM AVENUE
GREENWICH, CONNECTICUT 06830

J. THEODORE ALLEN, CPA
STEPHEN SERWATKA, CPA
RICHARD PAUKNER, CPA

(203) 869-6060
FAX (203) 869-1712

Independent Auditors' Report on Internal Accounting Control Required By S.E.C. Rule 17a-5

Winklevoss Insurance Corporation
500 West Putnam Avenue
Greenwich, Connecticut 06830

We have audited the financial statements of Winklevoss Insurance Company for the year ended June 30, 2003, and have issued our opinion thereon dated August 18, 2003, which is qualified. As part of our examination we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system and the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in subparagraph (k)(1) of the Rule. The Company does not handle securities; accordingly, it has not established procedures for safeguarding securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing his examination of financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the

reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost-benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with generally accepted auditing standards, including the study and evaluation of the Company's system of internal accounting control for the year ended June 30, 2003, would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. We noted the following matters involving the internal control structure, that we consider to be material weaknesses as defined above.

> The size of the business necessarily imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. It was further determined that the accounting function is largely concentrated in one individual with limited supervision. These

limitations were found to impact all aspects of the Company's accounting functions.

The Company has initiated corrective action in the current year including the hiring of a qualified Chief Financial Officer, the addition of a competent staff accountant and a total reorganization of the accounting department.

These conditions were considered in determining the nature, timing, and extent of the audit tests to be applied in our audit of the June 30, 2003 financial statements, and this report does not affect our opinion dated August 18, 2003, on our audit.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Certified Public Accountants

August 18, 2003